

Lawrence A. Shulman	Samuel M. Spiritos +	Gregory D. Grant+	Eric J. von Vorys	*Of Counsel*
Donald R. Rogers	Martin Levine	Rebecca Oshowav	elle R. Curtis•	Larry N. Gandal
Karl L. Ecker†	Worthington H. Talc		Horowitz	Leonard R. Goldstein
David A. Pordy+	Fred S. Sommer		5. Guberman	Richard P. Meyer ○
David D. Freishtat	Morton A. Faller		. Frye•	William Robert King
Martin P. Schaffer	Alan S. Tilles		einan	Larry A. Gordon•
Christopher C. Roberts	James M. Hoffman		r L. Howard	David E. Weisman
Jeffrey A. Shane	Michael V. Nakamu		n A. Metz	Lawrence Eisenberg
Edward M. Hanson, Jr.	Jay M. Eisenberg+		uk "Paul" Chung	Deborah L. Moran
David M. Kochanski	Douglas K. Hirsch		DeLessio•	Mimi L. Magyar
James M. Kefauver	Ross D. Cooper		..K J. Howley	Scott D. Field
Robert B. Canter	Glenn C. Etelson	ocott D. Museles	Glenn W.D. Golding+	*Special Counsel*
Daniel S. Krakower	Karl J. Protil, Jr.+	Karl W. Means	Carmen J. Morgan•	Philip R. Hochberg
Kevin P. Kennedy	Timothy Dugan+	Debra S. Friedman•	Kristin E. Draper•	*Maryland and D.C.*
Alan B. Sternstein	Kim Viti Fiorentino	Matthew M. Moore+	Heather L. Spurrier•	*except as noted:*
Nancy P. Regelin	Sean P. Sherman+	Daniel H. Handman	Melissa G. Bernstein	+ Virginia also ○ D.C. only
				• Maryland only † Retired

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

October 13, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b)
    promulgated under the Securities Exchange Act of 1934, as amended
    SEC File No. 82-34672
    Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

October 13, 2004   Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED

OCT 22 2004

THOMSON
FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
    PORDY & ECKER, P.A.

By: _____
    Christopher C. Roberts

Enclosure
cc: Carmelina Carfora,
    Company Secretary (w/o enc.)
18031915-53.doc
T: 102204

RNS Number:0471E
Electrocomponents PLC
13 October 2004

ELECTROCOMPONENTS PLC ('the Company')

NOTIFICATION OF SUBSTANTIAL SHAREHOLDER

The Company received notification today (13th October 2004) in accordance with the Companies Act (as amended) that the Capital Group Companies Inc, ('CGC'), a US based holding Company for several subsidiary companies, has a notifiable interest in 14,028,319 Ordinary Sharers of 10p each in the Company, which represents 3.22% of the total issued share Capital of the company. Within this holding it is noted that Capital International Limited's holding of 12,808,647 Ordinary Shares of 10p each now represents 2.94% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holder	Shares
Capital International Limited	12,808,647
Capital International S.A.	987,800
Capital International, Inc.	174,089
Capital Guardian Trust Company	57,783
TOTAL	14,028,319

CARMELINA CARFORA
Group Company Secretary
13 October 2004

This information is provided by RNS
The company news service from the London Stock Exchange
END

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